UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02037074

NO ACT
P.E 2-14-02
1-06512

PROCESSED
MAY 30 2002
THOMSON
FINANCIAL

April 12, 2002

Act 1934
Section
Rule 14A-8
Public Availability 4/12/2002

David C. Anderson
Vice President
General Counsel and Corporate Secretary
Airborne, Inc.
3101 Western Avenue
P.O. Box 662
Seattle, WA 98111-0662

Re: Airborne, Inc.
Incoming letter dated February 14, 2002

Dear Mr. Anderson:

This is in response to your letter dated February 14, 2002 concerning the shareholder proposal submitted to Airborne by W. Richard Ziebarth. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: W. Richard Ziebarth
242 Hopewell Court
Powell, OH 43065

CRGH

AIRBORNE EXPRESS®

VIA AIRBORNE EXPRESS

February 14, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Exchange Act Rule 14a-8
Shareholder Proposal for Confidential Voting Submitted by John Chevedden
on behalf of W. Richard Ziebarth
For Inclusion in the 2002 Proxy Statement of Airborne, Inc.

Dear Sir or Madam:

On or about December 4, 2001, Airborne, Inc. ("Airborne") received a shareholder proposal for confidential shareholder voting from Mr. John Chevedden on behalf of W. Richard Ziebarth for inclusion in the proxy statement to be distributed to Airborne shareholders in connection with its 2002 annual meeting of shareholders. By letter dated February 6, 2002, Airborne notified Mr. Chevedden that the Airborne board had adopted a confidential voting policy, set forth verbatim in the letter, and requested withdrawal of the shareholder proposal pursuant to Rule 14a-8(h)(10) as the proposal has been substantially implemented. On February 12, 2002, the International Brotherhood of Teamsters, of which Mr. Ziebarth is a member, issued a press release asserting that Airborne had adopted confidential voting as a result of actions by Mr. Ziebarth, who is quoted in the release. To date Mr. Chevedden and Mr. Ziebarth have not withdrawn the confidential voting proposal.

This will notify you and, by copy of this letter, Mr. Chevedden, that Airborne intends to omit the Proposal from its 2002 proxy materials for the reason that Airborne has substantially implemented the proposal. Airborne requests that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission confirm that it will not recommend any enforcement action if Airborne does so.

Airborne hereby submits six copies of this letter, Mr. Chevedden's December 4, 2001 proposal and Airborne's February 6, 2002 letter to Mr. Chevedden, and the February 12, 2002 IBT press release.

3101 Western Avenue ▪ PO Box 662 ▪ Seattle, Washington 98111-0662 ▪ Telephone (206) 830-4600
www.airborne.com

I anticipate Airborne's 2002 proxy statement will be substantially complete by March 5, 2002 and will be filed and mailed on or about March 19, 2002. Your prompt review would be appreciated. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning to me in the enclosed envelope.

Very truly yours,

David C. Anderson
Vice President
General Counsel and Corporate Secretary

cc: John Chevedden (via fax and U.S. Mail)
2215 Nelson Avenue, #205
Redondo Beach, CA 90278

To: David Anderson
In response to the management request
Broker verification included
December 4, 2001

This is to again respectfully request the status of the company effort to research, study and take steps to adopt this shareholder proposal topic since it passed at the 2001 shareholder meeting a number of months prior. This is requested in a separate letter within the next week.

This status could include any dialog or polling of the institutional investors of the company. Also dialog with respected independent proxy analyst/analysis firms and relevant minutes from meetings of the board or board committee(s). This proposal topic is concurrently resubmitted for shareholder vote at the 2002 shareholder meeting.

---

5 – FREE AND CONFIDENTIAL SHAREHOLDER VOTING

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This will enhance clarity for all shareholders.]

THIS TOPIC WON 68% YES-NO VOTE FROM ABF SHAREHOLDERS IN 2001

Shareholders request that the Board of Directors take the steps necessary to adopt a policy of confidential voting at all shareholder meetings. This includes the following provisions:

1) The voting of all proxies, consents or authorizations will be secret. No such document shall be available for examination, nor shall the vote or identity of any shareholder be disclosed except to the extent necessary to meet the legal requirements, if any, of the Company's state of incorporation; and

2) Independent election inspectors shall conduct the receipt, certification and tabulation of such votes.

This proposal is submitted by W. Richard Ziebarth, 242 Hopewell Court, Powell, OH 43065

Confidential voting can enhance shareholder value:

1) Shareholders would feel free to question or challenge management nominees and positions on specific ballot items if they are protected by a confidential ballot box. This is especially important for professional money managers whose business relationships can be jeopardized by their voting positions.

2) Shareholder input can be encouraged when votes are confidential.

Airborne shareholders passed this topic in 2001

CalPERS, a $150 billion pension fund, considers it important for directors to act to adopt proposals passed by shareholders. CalPERS has used a policy to withhold votes regarding directors at the next election after directors fail to act on proposals that shareholders pass. (This proposal is not a recommendation to vote according to the CalPERS policy.)

Institutional investor support of this topic is high-caliber support

This proposal topic won significant institutional support at the 2001 annual meeting. Institutional investors own an impressive 63% majority of Airborne stock. Institutional investor support is high-caliber support. Many institutional investors have the advantage of a specialized staff and with specialized resources, long-term focus, fiduciary duty obligations and independent perspective to thoroughly study the issues involved in this proposal topic.

Double Standard at Airborne?

When Airborne directors accept shareholder votes for their own election in their own self-interest, the same directors should arguably give equal value to shareholder votes for other ballot items.

Dubious Distinction

By not acting to adopt this proposal the directors arguably have the dubious distinction of not commanding the full support of shareholders on a key rule at the highest level of the company.

Status of company response to 2001 shareholder vote

Our management was asked to advise the status of the company efforts to research, study and take steps to enact this shareholder proposal topic. The company did not [timely] respond and had no explanation. Company efforts could include:

1) Discussions with or polling of the company's institutional investors.
2) Consulting with respected independent proxy analysts.

The vast majority of major companies have already adopted confidential voting and we believe that is time for Airborne to do the same.

CONFIDENTIAL SHAREHOLDER VOTING
YES ON 5

Text above the first horizontal line and below the second horizontal line is not submitted for proxy publication.

Brackets "[ ]" enclose text not submitted for proxy publication.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

Since Airborne is 63% owned by institutional investors institutional investors would have logically given strong support to a proposal that won 68% shareholder vote, particularly since institutional investors have a record of greater independence in voting than all other shareholders taken as a group.

Sterling | Private Client Group | NatCity Investments

PRIVATE INVESTMENT ADVISORS

November 29, 2001

To Whom It May Concern:

This is to confirm that W. Richard Ziebarth now holds 2000 shares of Airborne Inc. (ABF) and has continuously held 2000 shares of ABF since October 1, 2000 with no withdrawls.

Sincerely,

Todd Loe
Financial Consultant

NatCity Investments, Inc. | 155 East Broad Street, Columbus, Ohio 43215
TEL 614.463.8456 | FAX 614.463.8953

73-0063-00 (03/00)

AIRBORNE EXPRESS

VIA FACSIMILE (310) 371-7872
and U.S. Mail

February 6, 2002

Mr. John Chevedden
2215 Nelson Avenue, #205
Redondo Beach, CA 90278

Re: Shareholder Proposal dated December 4, 2001 – Confidential Voting

Mr. Chevedden:

At is meeting yesterday, the Board of Directors of Airborne, Inc. adopted the following confidential voting policy:

> It is the policy of Company that all proxy cards, ballots and vote tabulations that identify the vote of a specific shareholder on any matter submitted for a vote of shareholders be kept secret from the Company and its directors, officers and employees, except when (a) disclosure is required by applicable law or regulation, (b) when a shareholder expressly requests such disclosure, and (c) in a contested proxy solicitation.
>
> Proxies and ballots will be received and tabulated by the Company's transfer agent, an independent entity that is not affiliated with the Company. The inspectors of election also will be independent of the Company. Subject to the above exceptions to the confidential voting policy, comments on written proxy cards will be provided to the Secretary of the Company without disclosing the vote unless the vote is necessary to understand the comment.

This policy will be set forth in Airborne's proxy statement for the 2002 meeting of shareholders.

In view of Airborne's implementation of the above policy, please provide by 5:00 p.m. on Friday, February 8, written consent to exclusion of subject shareholder proposal from Airborne's proxy statement. In the absence of such consent, Airborne will be forced to file a no-action request with the Securities and Exchange Commission requesting exclusion pursuant to Rule 14a-8(h)(10).

Please direct your response to the undersigned. My correct fax number is 206-281-1444.

AIRBORNE, INC.

Very truly yours,

David C. Anderson
Secretary

bcc: Frank Woodruff (via fax)
Bob Christensen

Press Release TEAMSTERS ONLINE

Teamster Scores Victory for Airborne Shareholders

February 12, 2002

(Washington, DC) – Under pressure from Teamster member Rick Ziebarth and other shareholders, Airborne Incorporated [NYSE: ABF], corporate parent of Airborne Express, has adopted a policy for confidential voting.

Ziebarth, an Airborne pilot and shareholder, filed shareholder proposals calling for Airborne's Board of Directors to adopt a policy of confidential voting for all proxy voting cards, ballots and vote. Confidential voting ensures the integrity of the secret ballot in proxy votes. After receiving a 68 percent or higher majority of the shares voting cast support for the confidential voting proposal in each of the past three years, the company adopted a policy that keeps proxy votes confidential from Airborne's management and Board of Directors.

"This reform is a long-time coming. The persistence of Airborne shareholders won the day," said Ziebarth, a member of Teamsters Local 1224. "If we did not make our voices heard through the proxy process, there is no telling how long we still would be waiting for confidential voting."

This policy change is one of many being called for by Airborne shareholders. Over the past several years, three different corporate governance proposals have received majority votes put forth by another Teamster member, the International Brotherhood of Teamsters' General Fund and an individual investor. These proposals call for annual elections of the Board of Directors and the redemption of the company's poison pill. Despite majority votes, Airborne's Board continues to ignore the proposals.

Airborne is in the midst of change at the highest executive level. Longtime Chairman of the Board and CEO Robert Kline and Vice-Chairman Robert Brazier are stepping down. Current Airborne President Carlton Dunaway is set to assume the Chairman and CEO positions.

"I hope the adoption of confidential voting and the changes at top management reflect a new openness to shareholder-led initiatives at Airborne," said Louis Malizia, Assistant Director of the Office of Corporate Affairs. "There are still important corporate governance proposals that have not received the necessary attention from the Board. The Teamsters may shift emphasis from submitting shareholder proposals to withholding votes for the

Board if their inaction continues."

Founded in 1903, the International Brotherhood of Teamsters represents more than 1.4 million hardworking men and women throughout the United States and Canada.

Send your comments to: feedback@teamster.org

Home | About the Teamsters | President Hoffa
Secretary-Treasurer Keegel | Join the Teamsters

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 12, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Airborne, Inc.
Incoming letter dated February 14, 2002

The proposal requests that Airborne adopt a policy of confidential voting at all shareholder meetings.

We are unable to conclude that Airborne has met its burden of establishing that Airborne may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Airborne may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Keir D. Gumbs
Special Counsel